ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com

September 22, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Edward P. Bartz

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 123

Dear Mr. Bartz:

This letter is being filed to respond to the comments you provided to me telephonically on August 30, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 123 to its registration statement.  PEA No. 123 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on Form N-1A on July 26, 2017 and was designated to become effective on September 24, 2017.(1)  PEA No. 123 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Balanced Allocation Fund, PNC Emerging Markets Equity Fund, PNC International Equity Fund, PNC International Growth Fund, PNC Multi-Factor All Cap Fund, PNC Multi-Factor Large Cap Growth Fund, PNC Multi-Factor Large Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund, PNC S&P 500 Index Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Maryland Tax Exempt Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund and PNC Treasury Money Market Fund (each a “Fund” and collectively the “Funds”).

(1)  On September 22, 2017, the Trust filed PEA No. 124 to its registration statement to designate a new effective date of the Post-Effective Amendment No. 123.

The Trust is filing PEA No. 125 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; (iii) file exhibits to the registration statement; and (iv) include updated financial information (the “485(b) Amendment”).

To the extent that a comment set forth below applies to more than one Fund, the Trust responds on behalf of all relevant Funds.

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Prospectus

1.              Comment: Please confirm that the contractual agreements referenced in the footnotes to the Fund Fees and Expenses tables disclosing the effect of waivers by the Funds’ distributor and/or expense limitations by the Adviser, are effective through at least one year from the effective date of the 485(b) Amendment or remove reference to the effect of such waivers and/or expense limitations in the Fund Fees and Expenses table.  Please file copies of each agreement as an exhibit to the 485(b) Amendment.

Response: The Trust confirms that each applicable Fund’s contractual agreements providing for the waiver and/or reimbursement of a Fund fees and expenses reflected in such Fund’s Fund Fees and Expenses table are effective through at least one year from the effective date of the 485(b) Amendment.  The Trust confirms it will file copes of each agreement as an exhibit to the 485(b) Amendment.

2.              Comment: With respect to each Fund that may invest in mortgage- and/or asset-backed securities as a principal investment strategy, please disclose supplementally what percentage of each such Fund’s net assets are invested in mortgage- or other asset-backed securities.  Please also explain supplementally whether the Fund considers mortgage- or other asset-backed securities to be liquid, and if so, please provide the basis for that determination.

Response:  Schedule A attached hereto provides, as of the Funds’ most recent fiscal year-end (“FYE”), the percentage of net assets of each Fund that held mortgage-backed securities (“MBS”) or asset-backed securities (“ABS”). In addition, Schedule B provides an excerpt from the Schedule of Investments of PNC Limited Maturity Bond Fund, as disclosed in the Fund’s most recent annual report. PNC Capital (the “Adviser”) considers a number of factors to determine a security’s liquidity to include, among others, credit quality, security characteristics (e.g., duration), market(s) on which security trades, historical trading volume, number of market makers, coverage by pricing vendors and other factors that may be relevant to a particular issuer, asset class, industry or other segment.

As of the Funds’ FYE, all MBS/CMOs held in all of the Funds were agency securities.  Experience has shown that agency MBS and CMOs have been desirable investments even during times of severe market stress.

While Adviser does not rely exclusively on credit ratings in its investment decisions, it is worth noting that all ABS shown in Schedule B — and all ABS held by all of the Funds as of FYE — held the highest rating of at least one NRSRO.  Further, the individual tranches owned are at the top of the capital structure and have a senior ranking in the subject transactions.

3.              Comment: As the PNC Balanced Allocation Fund discloses that it may invest in domestic or foreign private investment vehicles (those funds that would be considered investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act), please disclose supplementally what percentage of the Fund’s net assets are invested in such entities.  Please also include corresponding principal risk disclosure for the Fund.

Response:  The Fund does not currently hold interests in any private investment vehicles and has not held such investments at any time in the past three fiscal years.  Additionally, the Fund will remove investing in domestic or foreign private investment vehicles from the 485(b) Amendment as such investment is no longer a principal investment strategy of the Fund.

4.              Comment: The Staff notes that certain Funds include principal risk disclosure regarding active trading, growth investing, value investing, foreign (non-U.S.) investments, inflation-indexed securities, financial services and real estate.  Please include corresponding strategy disclosure to the extent applicable for each such Fund.

Response: The Trust believes that the principal risks of a fund are those that are tied to investing in the fund itself, not necessarily those risks with respect to each separate instrument type in its portfolio. The Trust has evaluated its principal risk disclosure and believes it discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return” in accordance with Item 9(c) of Form N-1A. The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that such disclosure accurately describes each Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A.

5.              Comment: The Staff notes that certain Funds include principal risk disclosure that the Fund may focus in a particular industry, country or sector, among others. If a Fund is currently focused, please include specific principal investment strategy and risk disclosure for such focus.

Response: The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that that such disclosure accurately describes each Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A. Further the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Funds respectfully decline to add specific disclosure regarding its historical exposure.

6.              Comment: Please confirm supplementally that to the extent there are two or more portfolio managers listed for a Fund, they are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Trust confirms.

7.              Comment: With respect to PNC Emerging Markets Equity Fund’s “Principal Investment Strategies,” the Fund has a policy to invest at least 80% of its net assets plus any borrowings for investment purposes in equity securities of issuers tied economically to emerging market countries.  Please explain supplementally how the Fund’s criteria that “the company is organized under the laws of, or has a principal office in, an emerging market country” indicates that the issuer is economically tied to such emerging market country.

Response: As discussed in the proposing release for Rule 35d-1 under the 1940 Act, the commission originally proposed certain criteria for a Fund to demonstrate that an issuer is economically tied to a particular country or geographic region, one of which was “(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”(2) Although Rule 35d-1 as adopted did not include such criteria, the commission did not reject such criteria, it merely determined to provide funds with the flexibility to “invest in additional types of investments that are not addressed” by the originally proposed criteria.(3)  Consistent with the positions of the Staff, the Fund believes that an investment in an issuer that is organized under the laws of, or has a principal office in, an emerging market country is tied economically to emerging market

(2)  Investment Company Names, Investment Company Act Release No. 22,530 (Feb. 27, 1997), 62 Fed. Reg. 10,955, 10,956 n.8 (Mar. 10, 1997).

(3)  Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001), 66 Fed. Reg. 8509—10 (Feb. 1, 2001) at II.A.2.

countries as such investment would “expose an investment company to the economic fortunes and risks of the country or geographic region.”(4)

8.              Comment: In the section titled “More Information About Investment Objectives and Principal Investment Strategies” of the Funds’ statutory prospectus, it states that “In fulfilling the 80% investment requirement referred to above, a Fund may include in the computation the notional value of synthetic instruments with economic characteristics similar to the types of securities subject to the requirement, such as derivatives or futures contracts.” Please revise this disclosure to state that the applicable Funds will use the mark-to-market value of any derivatives for the purposes of complying with its 80% test, not the notional value.

Response: Each applicable Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1.  Although the Funds do not presently intend to use the notional values of derivatives for purposes of its 80% policy, the Funds reserve the right to do so in the future in appropriate circumstances.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, a Fund might use that amount for purposes of the 80% policy.

9.              Comment: For PNC International Equity Fund and PNC International Growth Fund, please add principal investment strategy disclosure with respect to each Fund that, under normal circumstances, at least 40 percent of its assets will be invested outside the United States.

Response: The Trust has considered each Fund’s current disclosure and policies in light of the Investment Company Institute’s June 4, 2012 memorandum of understanding (the “ICI Names Rule Memo”) setting forth the Staff’s view (as communicated to the ICI) that one way a fund with the terms “international” or “global” in its name could comply with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder would be to have a policy to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. The Trust notes that disclosure in each Fund’s principal investment strategies currently states that it “primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more.” The Trust notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment

(4)  Id.

companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).  While the Trust notes that the ICI Names Rule Memo states that the 40 percent/3 countries test is not compulsory, the Trust confirms that, as disclosed in the Trust’s most recent shareholder reports for the fiscal year ended May 31, 2017, PNC International Equity Fund and PNC International Growth Fund invested in at least three different countries and invested at least 40% of their assets outside of the United States.

10.       Comment: The principal investment strategy for each of PNC Multi-Factor Large Cap Growth Fund and PNC Multi-Factor Large Cap Value Fund states that “The Fund may also invest in foreign stocks in keeping with the Fund’s objective.” Please include corresponding principal risk disclosure for each Fund.

Response:  The Trust amended its disclosure to create a separate discussion of the risks of investing in foreign stocks under the heading “Foreign (Non-U.S.) Investment Risk” in the prospectus for PNC Multi-Factor Large Cap Growth Fund and PNC Multi-Factor Large Cap Value Fund.

Statement of Additional Information

11.       Comment: Sub-paragraph (a) to fundamental investment restriction 1, applicable to each Fund, states that “there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments.”  Please undertake with respect to each Fund that (i) in connection with its next proxy statement submitted to shareholders of a Fund, the Fund will include a proposal to shareholders to revise this fundamental investment restriction to state that there is no limitation with respect to any tax-exempt obligation issued or guaranteed by such entities, and (ii) until such time that a proxy is submitted to shareholders to revise this restriction, the Trust will limit its investments as if the restriction as revised was approved. See Investment Company Act Release No. 9785 (May. 31, 1977)

Response: The Trust respectfully submits that the referenced restriction is consistent with Release 9785.  Release 9785 states that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments and or political subdivisions of governments since such issuers are not members of any industry.  Release 9785 also states, however, that that exclusion does not eliminate the requirement for tax-exempt bonds funds to disclose their policy on concentration and that any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.  The Trust respectfully refers the Staff to the following statements which appear in the Fund’s Statement of Additional Information under the heading “Investment Limitations and Restrictions”:

No Fund may:

1. Purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that:

(a) there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state, territory or possession of the U.S., the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and repurchase agreements secured by such instruments;

…

with respect to a private activity bond that is backed only by the assets and revenues of a nongovernmental user, a security is considered to be issued by such nongovernmental user.  (Emphasis added.)

The Trust respectfully declines to make any changes to the referenced restriction 1(a) because, among other things, it is a fundamental investment policy that cannot be altered without a vote of the majority of the Fund’s outstanding shares. The Trust may consider revising restriction 1(a) at a future date based on a consideration of the factors it considers relevant, including the potential cost involved in revising the restriction and soliciting any necessary shareholder approval as well as any then existing formal published guidance from the Commission or its Staff.

12.       Comment: The Staff notes that fundamental investment restriction 1(e) that applies to PNC Emerging Markets Equity Fund currently states that the Fund “may” invest 25% or more of the value of its total assets in one or more issuers conducting their principal activities in the same industry if that industry represents 25% or more of the value of the Fund’s benchmark index. Please undertake to (i) seek shareholder approval to revise Restriction 1(e) when the Fund next submits a proxy statement to shareholders to state that the Fund either “will” or “will not” cause 25% or more of the value of its total assets in one or more issuers conducting their principal activities in the same industry and (ii) until such time, make a determination as to the concentration of the Fund and include relevant disclosure within the Fund’s principal investment strategy and related principal risks.

Response: The Trust respectfully submits that the reservation of this flexibility is consistent with prior statements of the Staff regarding industry concentration as described below.

For example, in BlackRock Multi-Sector Income Trust, SEC Staff No-Action Letter (July 8, 2013) (the “BlackRock letter”), the Staff stated: “[s]ection 8(b)(1) of the 1940 Act requires an investment company (“fund”) to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments, . . . Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.” (Footnotes omitted and emphasis added).

The Trust respectfully submits that the Fund’s referenced policy clearly states the circumstances in which it may concentrate in an industry or group of industries. For example, the Fund may only cause 25% or more of the value of its total assets to be invested in one or more issuers conducting their principal activities in the same industry at a time when the Fund’s benchmark index is so concentrated.

In addition, the Trust believes that the following disclosure included in its principal investment strategies appropriately discloses that the Fund may make significant investments in one or more industries, consistent with its investment restriction on concentration:

“The Fund’s investment strategy may involve, at times, investing a significant portion of its assets in one or more industries or sectors that the Adviser believes hold high potential. To the extent that the Fund focuses its investments in the securities of a particular issuer or companies in a particular country, group of countries, region, market, industry, group of industries, sector or asset class, the Fund’s exposure to various risks may be heightened, including price volatility and adverse economic, market, political or regulatory occurrences affecting that issuer, country, group of countries, region, market, industry, group of industries, sector or asset class.”

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Thomas R. Rus
Mallory L. Bitar
Jeremy C. Smith, Esq.

Schedule A

	Percentage of Net Assets*
Fund	Asset-Backed Securities	Mortgage- Backed Securities	Collateralized Mortgage Obligations	TOTAL
PNC Balanced Allocation Fund	3.0%	9.5%	—	12.5%
PNC Bond Fund	7.1%	23.5%	—	30.6%
PNC Government Mortgage Fund	—	95.4%	3%	98.4%
PNC Intermediate Bond Fund	13.6%	6.9%	—	20.5%
PNC Limited Maturity Bond Fund	21%	5.3%	5.7%	32.0%
PNC Total Return Advantage Fund	6.5%	22.8%	—	29.3%
PNC Ultra Short Bond Fund	23.9%	—	2.1%	26.0%

* as of the fiscal year ended May 31, 2017

Schedule B

Excerpt from Schedule of Investments of

PNC LIMITED MATURITY BOND FUND

As presented in PNC Funds Annual Report as of FYE 5/31/2017

ASSET-BACKED SECURITIES — 21.0%		COLLATERALIZED MORTGAGE OBLIGATIONS — 5.7%	MORTGAGE-BACKED OBLIGATIONS — 5.3%
Automotive — 11.7%	Credit Cards — 8.0%	Agency — 5.7%	Agency — 5.3%
BMW Vehicle Owner Trust, Series 2016-A, Cl A3 1.160%, 11/25/20	American Express Credit Account Master Trust, Series 2017-1, Cl A 1.930%, 09/15/22	Fannie Mae, Series 2003-86, Cl PY 4.500%, 09/25/18	Federal Home Loan Mortgage Corporation — (2.2%)
			6.000%, 05/01/21 5.500%, 03/01/22 5.500%, 04/01/22 4.500%, 02/01/19	4.500%, 05/01/19 3.196%, 03/01/36 3.000%, 11/01/28 2.500%, 10/01/27
Fifth Third Auto Trust, Series 2015-1, Cl A3 1.420%, 03/16/20	BA Credit Card Trust, Series 2015-A2, Cl A 1.360%, 09/15/20	Fannie Mae, Series 2003-97, Cl DG 5.000%, 10/25/18	Federal National Mortgage Association — 3.1%
			5.500%, 09/01/17 5.500%, 10/01/17 5.500%, 11/01/18 5.000%, 06/01/18 5.000%, 12/01/21 4.500%, 06/01/21 4.000%, 08/01/21	3.500%, 01/01/24 3.500%, 07/01/25 3.500%, 06/01/26 2.950%, 01/01/36 2.742%, 09/01/36 2.000%, 07/01/23
Ford Credit Auto Owner Trust, Series 2016-A, Cl A3 1.390%, 07/15/20	Capital One Multi-Asset Execution Trust, Series 2016-A3, Cl A3 1.340%, 04/15/22	Fannie Mae, Series 2014-33, Cl AH 3.000%, 06/25/29
Ford Credit Auto Owner Trust, Series 2016-C, Cl A3 1.220%, 03/15/21	Chase Issuance Trust, Series 2016-A4, Cl A4 1.490%, 07/15/22	Fannie Mae, Series 2014-91, Cl PB 3.000%, 02/25/38
Honda Auto Receivables Owner Trust, Series 2015-4, Cl A3 1.230%, 09/23/19	Citibank Credit Card Issuance Trust, Series 2016-A1, Cl A1 1.750%, 11/19/21	Freddie Mac Series 3945 A, Cl A 3.000%, 03/15/26
Honda Auto Receivables Owner Trust, Series 2016-4, Cl A3 1.210%, 12/18/20	Discover Card Execution Note Trust, Series 2016-A4, Cl A4 1.390%, 03/15/22	Freddie Mac, Series 2828, Cl JE 4.500%, 07/15/19
Honda Auto Receivables Owner Trust, Series 2017-1, Cl A3 1.720%, 07/21/21		Freddie Mac, Series 3535, Cl CA 4.000%, 05/15/24
Huntington Auto Trust, Series 2016-1, Cl A3 1.590%, 11/16/20		Freddie Mac, Series 3564, Cl JA 4.000%, 01/15/18

Hyundai Auto Receivables Trust, Series 2015-A, Cl A4 1.370%, 07/15/20	Freddie Mac, Series 3693, Cl BD 3.000%, 07/15/25
Hyundai Auto Receivables Trust, Series 2015-C, Cl A3 1.460%, 02/18/20	Freddie Mac, Series 3741, Cl PA 2.150%, 02/15/35
Mercedes-Benz Auto Receivables Trust, Series 2016-1, Cl A3 1.260%, 02/16/21	Freddie Mac, Series 3786, Cl GN 4.000%, 08/15/35
Nissan Auto Receivables Owner Trust, Series 2017-A, Cl A3 1.740%, 08/16/21	Freddie Mac, Series 4266, Cl LG 2.500%, 06/15/28
Toyota Auto Receivables Owner Trust, Series 2017-A, Cl A4 2.100%, 09/15/22	Freddie Mac, Series 4537, Cl HA 3.500%, 09/15/41
Toyota Auto Receivables, Series 2016-C, Cl A3 1.140%, 08/17/20	Ginnie Mae, Series 1998-GN1, Cl A 7.110%, 08/25/27 (A)
Volkswagen Auto Lease Trust, Series 2015-A, Cl A3 1.250%, 12/20/17